                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                             INFORMATION STATEMENT
                       PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Piedmont Mining Company, Inc.
                   -----------------------------------------
                                (Name of Issuer)



                            Common Stock, no par value
                   -----------------------------------------
                         (Title of Class of Securities)


                                  720172 10 5
                   -----------------------------------------
                                 (CUSIP Number)

                            J. Norfleet Pruden, III
                  Kennedy Covington Lobdell & Hickman, L.L.P.
                       4200 NationsBank Corporate Center
                             100 North Tryon Street
                     Charlotte, North Carolina  28202-4006
                                 704/331-7442
                   -----------------------------------------

                                January 1, 1996
                   -----------------------------------------
             Date of event which requires filing of this statement

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /


        Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 6 Pages
                        (Cover Page continued on page 2)

                                                            13D
 CUSIP No. 758935 10 0                                                                           Page 2 of 5 Pages



         1           NAME OF REPORTING PERSON                                                              John W. Castles 3d
                     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                            ###-##-####

         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                     (a)  / /
                                                                                                                     (b)  / /

         3           SEC USE ONLY



         4           SOURCE OF FUNDS                                                                                      N/A

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                     PURSUANT TO ITEM 2(d) or 2(c)                                                                        / /

         6           CITIZENSHIP OR PLACE OF ORGANIZATION                                            United States of America



                                7    SOLE VOTING POWER                                                                756,745
          NUMBER OF
            SHARES
         BENEFICIALLY
           OWNED BY             8    SHARED VOTING POWER                                                                    0
             EACH
          REPORTING
            PERSON
             WITH               9    SOLE DISPOSITIVE POWER                                                           756,745



                                10   SHARED DISPOSITIVE POWER                                                               0



         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                     756,745


         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                     (See Instructions)                                                                                   / /


         13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                    5.01%



         14          TYPE OF REPORTING PERSON (See Instructions)                                                           IN





                                                    Page 2 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

         (a) Title of Security: Piedmont Mining Company, Inc. Common Stock (no par value)

         (b)     Name of Issuer:  Piedmont Mining Company, Inc.

         (c)     Address of Issuer's Principal Executive Offices:

                          4215 Stuart Andrew Boulevard
                          Charlotte, North Carolina 28217

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Name of Person Filing:  John W. Castles 3d

         (b)     Address of Principal Business Office or, if none, Residence:

                          6 Shell Fish Lane, Callawassie Island
                          Ridgeland, South Carolina  29936

         (c)     Present Occupation:  Retired

         (d)     None

         (e)     None

         (f)     Citizenship:  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Castles is and has been since the issuer's inception a director of the issuer and has been a significant shareholder of the issuer since the 1980s. Mr. Castles has not acquired any shares of the issuer since 1994 other than pursuant to the grant of an immediately exercisable option to purchase 10,000 shares of the issuer's Common Stock on each of January 1, 1995, July 1, 1995 and January 1, 1996 pursuant to the Piedmont Mining Company, Inc. 1994 Nonqualified Stock Option Plan for Non-Employee Directors. Such options have not yet been exercised and Mr. Castles has no present intention to exercise such options. The option granted on January 1, 1996 increased Mr. Castles' holdings to in excess of 5% of the outstanding Common Stock. Under the Piedmont Mining Company, Inc. 1994 Nonqualified Stock Option Plan for Non-Employee Directors, each Eligible Director (which includes Mr. Castles) is automatically granted an immediately exercisable option to purchase 10,000 shares of Common Stock on January 1 and July 1 of each year at the fair market value on such date, subject to adjustment in the event of





                               Page 3 of 6 Pages
stock dividends and splits, recapitalizations and similar transactions and subject to an aggregate limit (before such adjustment) of 300,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         See response to Item 3 above. Mr. Castles has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.





                               Page 4 of 6 Pages

         (a) See blocks 7 through 13 of the Cover Page. Shares include 70,000 shares as to which Mr. Castles has a right to acquire pursuant to the exercise of stock options.

         (b)     See blocks 7 through 10 of the Cover Page.

         (c) On January 1, 1996, Mr. Castles was granted an option to purchase 10,000 shares of Common Stock at an exercise price of $.31875 per share pursuant to the Piedmont Mining Company, Inc. 1994 Nonqualified Stock Option Plan for Non-employee Directors.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 None.





                               Page 5 of 6 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       February 22, 1996
                                          -------------------------------------
                                                              Date

                                                   /s/ John W. Castles 3d
                                          -------------------------------------
                                                           Signature

                                                      John W. Castles 3d
                                          -------------------------------------
                                                             Name





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